UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)

Digital Angel Corporation

(Name of Issuer)

Common Stock - $0.005 par value

(Title of Class of Securities)

58449P 10 1
(CUSIP Number)

Michael Krawitz
Applied Digital Solutions, Inc.
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Tel: (561) 805-8000
Fax: (561) 805-8001

Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, Delaware 19890-0001
Attention: Corporate Trust Administration
Tel: (302) 651-1000
Fax: (302) 636-4140

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 58449P 10 1	Page 2 of 7

1	Name of Reporting Person: Applied Digital Solutions, Inc. (“ADS”) I.R.S. Identification No. of Above Person (entity only) 43-1641533
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Missouri
NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH ___________	7 ___________	Sole Voting Power 23,573,788 shares
	8	Shared Voting Power 1,000,000 shares (1)
	9	Sole Dispositive Power 23,573,788 shares
	10	Shared Dispositive Power 1,000,000 shares (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,573,788 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount if Row (11) 55.2%
14	Type of Reporting Person* CO

(1)
The voting and dispositive powers of these ADS owned shares of Digital Angel Corporation Common Stock are shared with the Digital Angel Share Trust under the terms of an Amended and Restated Trust Agreement.

CUSIP No. 58449P 10 1	Page 3 of 7

1	Name of Reporting Person: Digital Angel Share Trust I.R.S. Identification No. of Above Person (entity only) 45-6117433
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH ___________	7 ___________	Sole Voting Power -0-
	8	Shared Voting Power 1,000,000 shares
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,000,000 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount if Row (11) 2.2%
14	Type of Reporting Person* OO

CUSIP No. 58449P 10 1	Page 4 of 7

Item 1. Security and Issuer.

This Amendment No. 9 to Schedule 13D relates to shares of common stock, par value $0.005 per share, of Digital Angel Corporation, a Delaware corporation (the “Issuer”), formerly Medical Advisory Systems, Inc., and is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”), which was originally filed on March 12, 2001. The address of the principal executive office of the Issuer is 790 Villaume Avenue, South St. Paul, Minnesota 55075. Information reported in the original filing, as amended, remains in effect except to the extent that it is amended, restated, supplemented or superseded by information contained in this Amendment No. 9.

Item 2. Identity and Background.

(a-c) and (f). The persons filing this statement are Applied Digital Solutions, Inc., a Missouri corporation (“ADS”) and the Digital Angel Share Trust. ADS develops innovative identification and security products for consumer, commercial, and government sectors worldwide. ADS has its principal place of business at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445. The Digital Angel Share Trust is a Delaware statutory business trust. The trustee of the Digital Angel Share Trust is the Wilmington Trust Company, whose principal place of business is at Rodney Square North, 11 North Market Street, Wilmington, Delaware 19890-0001. The Digital Angel Share Trust is controlled by an advisory board. Mr. Scott R. Silverman, the chairman of the board of directors of ADS and the chairman of the board of directors of the Issuer is the sole advisory and voting board member of the Digital Angel Share Trust’s Advisory Board.

Information relating to the directors and executive officers of ADS is contained in Appendix A attached hereto and is incorporated herein by reference.

(d) and (e). Neither of the Reporting Persons nor any of the persons listed in Appendix A have, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

The following information supplements the information previously provided in Item 4 in that it adds information regarding the purpose of the acquisition of securities of the Issuer.

ADS have been in contact with Issuer's management, members of Issuer's Board of Directors and others regarding alternatives that ADS and Issuer might employ to maximize shareholder value of both companies. Issuer and ADS have had discussions with each other regarding the combination of both companies. ADS plans to continue discussions and efforts toward evaluating and possibly effecting such a combination.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The following information amends the information previously provided in Item 5 by including updated beneficial ownership information.

(a) and (b). As of April 17, 2007, ADS is the beneficial owner of 24,573,788, shares of the Issuer’s common stock, or approximately 55.2% of the Issuer’s common stock outstanding. ADS shares voting and dispositive power with the Digital Angel Share Trust over 1,000,000 of these shares, or 2.2% of the Issuer’s common stock. ADS has sole voting and dispositive power with respect to 23,573,788 of the shares, or 53.0% of the Issuer’s common stock.

Currently, ADS claims beneficial ownership with respect to all 24,573,788 shares for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

CUSIP No. 58449P 10 1	Page 5 of 7

(c). ADS and the Digital Angel Share Trust have not engaged in any transactions in the Issuer’s common stock during the past 60 days.

Item 7. Material to be Filed as Exhibits.

All exhibits to the original Schedule 13D, as amended, are incorporated herein by reference. Attached hereto as exhibits are the following documents:

Exhibit 1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2007

APPLIED DIGITAL SOLUTIONS, INC.

By: /s/ Lorraine M. Breece
Name: Lorraine M. Breece
Title: Senior Vice President and Acting Chief Financial Officer

DIGITAL ANGEL SHARE TRUST
By: Wilmington Trust Company, trustee

By: /s/ Lorraine M. Breece
Name: Lorraine M. Breece,
Title: Attorney-in-Fact and Authorized Agent

Appendix A

Name and Current Business Address	Present Principal Occupation or Employment:

Scott R. Silverman 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Mr. Silverman, age 43, currently serves as chairman of the board and chief executive officer of VeriChip Corporation, or VeriChip, chairman of the board of ADSX and chairman of the board of ADS' majority-owned subsidiaries, Digital Angel and InfoTech USA, Inc.

J. Michael Norris 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445	Mr. Norris, age 60, is a director of ADS and serves as a member of the audit and nominating committees of ADS' board of directors. Mr. Norris currently operates his own consulting firm.

Daniel E. Penni 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Mr. Penni, age 59, serves as a director of ADS, and is chairman of the compensation committee and serves as a member of the audit, nominating and compliance and governance committees of ADS' board of directors. Presently, he is a principal with the Endowment for the 21st Century. Mr. Penni is also a member of the board of directors of ADS's majority-owned subsidiary, VeriChip, and serves as chairman of VeriChip’s compensation committee and as a member of VeriChip's audit committee.

Dennis G. Rawan 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445	Mr. Rawan, age 63, is a director of ADS, and serves as chairman of the nominating committee and as chairman of the audit committee of ADS' board of directors.

Constance K. Weaver 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Ms. Weaver, age 54,  Ms. Weaver is a director of ADS, serves as a member of the compensation and nominating committees and as chairman of the compliance and governance committee of ADS' board of directors. Since July 2005, Ms. Weaver has served as the executive vice president and chief marketing officer for BearingPoint, Inc.

Michael E. Krawitz 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445	Mr. Krawitz, age 37, is ADS' chief executive officer and president.

Lorraine M. Breece 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445	Ms. Breece, age 54, is ADS' acting chief financial officer, senior vice president, chief accounting officer, assistant secretary and treasurer.

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of Amendment No. 9 to the Statement on Schedule 13D (including any and all subsequent amendments thereto) with respect to the shares of common stock, $0.005 par value, of Digital Angel Corporation, a Delaware corporation (formerly Medical Advisory Systems, Inc., a Delaware corporation) and further agree to the filing of this agreement as an exhibit thereto. In addition, as signified by their signatures thereto, each party to this agreement expressly authorizes the other party to this agreement to file on its behalf any and all amendments to such Statement on Schedule 13D.

Date: April 18, 2007

APPLIED DIGITAL SOLUTIONS, INC.

By: /s/ Lorraine M. Breece
Name: Lorraine M. Breece
Title: Acting Chief Financial Officer

DIGITAL ANGEL SHARE TRUST
By: Wilmington Trust Company, trustee

By: /s/ Lorraine M. Breece
Name: Lorraine M. Breece
Title: Attorney-in-Fact and Authorized Agent